Exhibit 99.1

DOUBLEDOWN INTERACTIVE TO PARTICIPATE AT 27TH ANNUAL

NEEDHAM GROWTH CONFERENCE ON JANUARY 16

SEOUL, KOREA – JANUARY 7, 2025 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today that Chief Financial Officer, Joe Sigrist, will participate in a virtual presentation at the 27th Annual Needham Growth Conference at 11:00 a.m. ET on Thursday, January 16, 2025. Mr. Sigrist will also host virtual meetings with institutional investors at the conference. Interested parties can access a copy of DoubleDown’s current investor presentation at: https://ir.doubledowninteractive.com/news-events/events-presentations.

If you have questions about DoubleDown or are interested in conducting a conference call or meeting with management, please contact the company’s investor relations firm, JCIR, at (212) 835-8500 or via email at ddi@jcir.com.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. Following its acquisition of SuprNation in October 2023, the Company also operates three real-money iGaming sites in Western Europe.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com